Exhibit 77M - Mergers

(a) Effective June 8, 2007, each Lifecycle Prepared Portfolio of BlackRock Funds II
(each, an "Acquiring Portfolio" and collectively, the "Acquiring Portfolios") was reorganized (each, a "Reorganization" and collectively, the "Reorganizations") with a corresponding Lifecycle Prepared Portfolio of BlackRock Funds (each, a "Target Portfolio" and collectively, the "Target Portfolios") that had identical investment objectives and polices, with the Acquiring Portfolios being the survivors of the Reorganizations.

(b) Each Reorganization was accomplished pursuant to the terms of an agreement and plan of reorganization (the "Plan"). The board of trustees of each of BlackRock Funds and BlackRock Funds II approved the Plan and related transactions at meetings held on May 31, 2007. The Reorganizations closed on June 8, 2007. Following the Reorganizations, each shareholder of a Target Portfolio held shares of the corresponding Acquiring Portfolio with the same aggregate net asset value as the shares held in the Target Portfolio prior to the applicable Reorganization. The existence of each Target Portfolio has been terminated under state law.